                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                Amendment No. 3
                                       to
                                   FORM 10-SB



                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          Under Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                          Royal Acceptance Corporation
             (Exact name of registrant as specified in its charter)

            Delaware                                  22-3680581
  (State or other jurisdiction            (I.R.S. Employer Identification No.)
of incorporation or organization)

                  90 Jericho Turnpike
                    Floral Park, NY                              11001
(Address of registrant's principal executive offices)          (Zip Code)

                                 (516) 488-8600
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:

                                                   Name of each exchange
Title of each class to be so registered:           on which  each class is to be registered:
-----------------------------------------          -----------------------------------------

         None                                                           None

Securities to be registered under Section 12(g) of the Act:


                                  Common Stock,
                                 par value $.001

                       Copies to: Gerald A. Adler, Esquire
                               Bondy & Schloss LLP
                               6 East 43rd Street
                          New York, New York 10017-4656
                          Telephone No. (212)-661-3535
                             Fax No. (212) 972-1677

Index to Form 10-SB Registration Statement


Item Number and Caption


PART I

1.       Description of Business
2.       Management's Discussion and Analysis or Plan of Operations
3.       Description of Property
4.       Security Ownership of Certain Beneficial Owners and Management
5.       Management
6.       Executive Compensation
7.       Certain Relationships and Related Transactions
8.       Description of Securities

PART II

1.       Market Price of and Dividends on the REgistrant's Common
         Equity and Other Shareholder Matters
2.       Legal Proceedings
3.       Changes in and Disagreements with Accountants
4.       Recent Sales of Unregistered Securities
5.       Indemnification of Officers and Directors

PART F/S

Financial Statements

PART III

1.       Index to Exhibits
2.       Description of Exhibits

Signatures

                                     PART I

                             DESCRIPTION OF BUSINESS

The Company


         Royal Acceptance Corporation (the "Company") was incorporated on November 15, 1996. On January 2, 1997, in a corporate restructuring, it merged with Royal Finance Company, a New Jersey corporation ("RFC") as a result of which RFC ceased to exist. The Company had very limited operations and together with RFC was a development stage company organized to develop and operate a financial services business specializing in the acquisition and service of lease contracts for previously owned automobiles. On July 15, 1999, the Company acquired from Alliance Holdings Limited Partnership, all of the issued and outstanding shares of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of the Company's common stock. RIT is now the Company's only subsidiary, and the Company conducts all of its operations through RIT.


RIT's Business

         RIT is in the business of leasing new and pre-owned automobiles with terms generally ranging from twelve to sixty months. It markets its leasing services through telephone solicitation and advertising. The sources of RIT's automobiles for lease are predominantly automobile dealers in the eastern region of the United States. From time to time, the Company also receives requests for financing of commercial industrial equipment such as computers, airplanes, boats and construction equipment. The Company typically refers these leases to other companies for a fee. These fees, however, contribute an insignificant amount to its revenues. The Company's customer base is derived from the general public and corporate accounts.

         RIT was incorporated in 1993, at which time it focused primarily on the leasing of low end automotive and commercial vehicles. At that time it had a lease portfolio of approximately 250 vehicles valued at approximately $3 million. Presently, RIT has a leasing portfolio of approximately 1,500 vehicles with a value of approximately $10.5 million. Presently, its product lines consist primarily of high line vehicles (exotic and luxury), limousines, ambulances, tow trucks, and tractors.


         RIT markets its leasing services through a network of dealer referrals, trade shows and magazine advertising. The majority of RIT's leasing income is derived from its dealer networks throughout the country. RIT's management estimates that approximately 75% of its gross leasing income is generated from its dealer networks located in Florida, North Carolina, California, Georgia and Illinois with the balance of its income generated from referrals, trade shows and magazines. RIT relies upon commercial financial institutions from which it obtains financing to purchase the vehicles it leases, including Ford Motor Credit, European American Bank, Bombardier Capital, 1st Source Bank and Associates Commercial Corp. RIT leases approximately 50-90 units per month, representing from $3 to $5 million in gross lease revenues per month. Gross lease revenues represent aggregate amounts which the Company receives from its customers on its leases, most of which the Company pays over to its lenders. From these leases, the Company received on average revenues of approximately $127,755 per month for 1998, $229,962 per month for 1999 and $474,645 per month for the first quarter of 2000.

Industry and Competition


         The auto leasing industry in which the Company operates is highly competitive and has experienced consolidation in recent years. The Company has many competitors but none which dominate the industry. The Company believes that its two largest competitors are MIC Leasing Corp. and Car Corp., but it also believes that its portfolio of leases is larger than either of theirs. The Company does not consider financing companies which are affiliated with large auto dealers, such as Daimler Chrysler, to be its direct competitors since customers who qualify for financing through these dealer affiliates or can lease directly from these dealers will not normally approach the Company for financing. The Company and leasing companies like it provide alternative financing sources for customers who are unable to obtain financing from primary sources.


Business Strategy

         RIT's general business objective is to (i) provide personal and attentive service to its clientele, (ii) lease primarily to high-quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates, (iii) finance its lease portfolio with competitive credit terms and (iv) manage its residual risk relating to RIT's resale of automobiles after the expiration of the lease term.

         In general, companies have a variety of financing alternatives available to them in acquiring the use of a new automobile, either through the purchase or lease of such vehicle. In financing the purchase of a vehicle there are various loan alternatives including, fully amortizing loans, balloon payments, no money down or low down payments. In terms of leasing vehicles, there are various options, including payment schedules, term, maintenance and repurchase rights. The primary benefit of leasing over purchasing is that leasing typically provides a consumer with the opportunity to acquire the use of a new automobile at a lower monthly payment than financing the purchase of such vehicle, usually without a significant initial cash outlay, and enables the return of the automobile without any further liability at the end of the lease term. Companies which provide employees with automobile transportation typically lease such vehicles and expense the costs. The increase in new vehicle prices in relation to annual median family income has been a contributing factor in the growth in the leasing and used automobile markets. This has provided RIT with a further opportunity for revenue growth through the resale of its vehicles after the term of the lease or in the event there are defaults of the leases.

         RIT's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. RIT's strategy for continued growth is to (i) increase lease origination by (a) increasing its name recognition, (b) acquiring similar companies or their assets,
(c) development, expansion and retention of existing clients, and (d) expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations, and (iv) lease primarily to high quality credit applicants in order to continue to build a lease portfolio with low delinquency and credit loss rates.

         RIT purchases each vehicle pursuant to its client's specifications and finances its purchase. RIT usually finances the purchase of each vehicle to correspond with the term of the lease, such that upon the completion of the lease term the lessees have the option of purchasing the automobile at a predetermined purchase price or turn the automobiles in and have no further obligation.

          The term of the leases range generally between 24 and 39 months, with the average lease being 36 months. In addition to setting forth the lease term, the amount of the rental payments and the mileage allowance, each lease requires the lessee to pay all fees, taxes, fines and other costs relating to the use of the vehicle. Generally, the lessee pays the first month's lease payment in advance of the lease term and puts up a security deposit equal to a one month lease amount. The lessee is required to maintain liability and casualty insurance on each vehicle at specified limits and to name RIT as an additional insured and loss payee. Each lease applicant must provide information regarding, among other things, corporate history, length of time in business, ability to pay based both on income level and credit history, including comparable borrowing experience and past history. The foregoing procedures provide the general basis for RIT's credit decisions.

Direct Financing Leases

         The Company focuses its operations and its marketing efforts on direct financing leases rather than operating leases. Direct financing leases generally contain open-end lessee purchase options and/or bargain purchase options. Open end lessee purchase options require the lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicle's disposition. These leases also include certain leases containing closed-end lessee options whereby the Company expects (although not a requirement) the lessee to purchase the vehicle for the stated option price. The Company takes a large down payment, or "capital cost reduction" on the majority of these closed-end leases and the purchase option prices are generally well below the anticipated value of the related vehicle.

         The Company finances its vehicle purchases through several financial institutions. A security interest is granted to the financial institution both in the lease and the underlying leased asset as collateral for each loan. If the lessee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or re-leases it and remits to the financial institution the outstanding loan balance.

         The Company currently has no operating leases and does not focus its marketing efforts on these types of leases. All operating leases in force as of December 31, 1997 expired during 1998. At December 31, 1998 and 1999, the Company had no operating leases.

Other Sources of Revenue


         In addition to revenues it receives from its leasing operations, the Company generates revenues by selling or renting vehicles which have been returned to it either prior to the expiration of the lease term or after the lease term in cases where the lessee does not exercise its option to purchase the vehicle. Revenues from these sources, however, are significantly less than those from the Company's leasing operations, and, in some periods, the Company experiences a loss on vehicle sales due to an inability to sell vehicles at a sufficient price to cover balances due by the Company on the respective leases. During the year ended December 31, 1999, for example, the Company generated no revenues from vehicle rentals and $393,586 (9.0% of revenues) from sales of vehicles. For the nine months ended September 30, 2000, the Company again generated no revenues from vehicle rentals and experienced a gain of $233,499 (2.6% of revenues) from sales of vehicles.


         Although the Company has customers which lease large numbers of autos through it, it has no major customer which accounts for more than 10% of its revenues. The Company does rely on a small number of car dealers from whom it receives referrals for leases.

         RIT's corporate headquarter are located at 90 Jericho Turnpike, Floral Park, New York. RIT currently has ten employees and maintains an auto lease portfolio of approximately 1,500 vehicles. It has satellite offices in California, Florida, Georgia and North Carolina and intends to open three additional satellite offices within the next twelve months. Mr. Toporek, RIT's principal shareholder and chief executive officer has over 25 years of experience in the equipment, auto financing and leasing business.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION

Introduction:

For a complete understanding of these activities, this management's discussion and analysis should be read in conjunction with Part 1. Item 1. description of Business and Part F/S Financial Statements to the Form 10-SB.

General:

Royal Acceptance Corporation (the "Company") was incorporated in the State of Delaware on November 15, 1996. On July 15, 1999, it acquired all the issued and outstanding capital stock of RIT Auto Leasing Company ("RIT") in exchange for 5,650,000 shares of its common stock. The transaction has been accounted for as a reverse acquisition in a manner similar to a pooling of interests which reflects the acquisition as if it had occurred on December 31, 1997 in the accompanying consolidated financial statements.

The Company is in the business of leasing primarily new and pre-owned vehicles with terms generally ranging from twelve to sixty months. It markets its leasing services through its dealer network and advertising. The sources of its automobiles for lease are predominantly automobile dealers in the eastern region of the United States. The Company also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment. However, through September 30, 2000, commercial industrial equipment accounts for an insignificant portion of the Company's leases.

Forward Looking Statements and Certain Risk Factors:

The Company cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may", "expect", "believe", anticipate", "intend", "could", estimate", or "continue", or the negative variations thereof or comparable terminology are intended to identify forward-looking statements. Factors that may affect the Company's results include, but are not limited to, the lack of substantial profits, its dependence on key personnel, its ongoing need for additional financing and its dependence on the automobile industry. The Company is also subject to other risks detailed herein or which will be detailed from time to time in the Company's future filings with the Securities and Exchange Commission.


Results of Operations:
Nine months ended September 30, 2000 and 1999


Revenues are summarized as follows:


                                         For the nine months ended September 30,     Increase        % Increase
                                                2000                1999            (Decrease)        (Decrease)
                                            -----------          ----------         ----------        ----------
  a) Amortization of unearned lease income   $3,066,307          $2,801,032           $265,275             9.47%
  b) Gain on sale of vehicles                   233,499             118,917            114,582            96.35%
                                            -----------          ----------         ----------          -------
                                             $3,299,806          $2,919,949           $379,857            13.01%
                                            ===========          ==========         ==========          =======


   a) Revenues for the nine months ended September 30, 2000 increased by approximately 13% when compared with the same period in 1999. The increase was a result of management's efforts to increase its dealer network, which has been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. Management has also expanded its financial relationships to include several new financing sources, enabling it to consummate additional lease agreements. Increase in customer referrals has also had an impact on the Company's revenues.

   Included in unearned income are initial payments received from leasees which aggregated $433,483 and $495,839 during the nine months ended September 30, 2000 and 1999, respectively. 50% of such payments consist of application fees and approximately 50% of nonrefundable payment of the first month's lease payment. It is the Company's policy to charge these amounts to operations when received since they are nonrefundable and there is no risk of forfeiture.



   b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During the nine months ended September 30, 2000 and 1999, the Company realized a gain from the sale of vehicles of $233,499 and $118,917, respectively. The increase in profit from 1999 to 2000 was the result of a loss on the sale of vehicles during the three months ended September 30, 1999.

   Interest expense:

   The profitability of the Company's leases is primarily based upon the difference between the interest rate implicit in its leases and its cost of funds (the "Spread"). As summarized below, during the nine months ended September 30, 2000 the Spread was 8.32% compared with 13.83% a year earlier. During the nine months ended September 30, 2000 the Company's cost of financing increased, however, the Company could not pass along the increase to its lessees. In addition, due to increased competition the Company had to decrease the interest rate inherent in its leases which sharply decreased the rate of return on its income earning assets.

Average yield implicit in leases versus average cost of financing:


                                                               For the Nine
                                                               Months Ended
                                                               September 30,
                                                           2000            1999
                                                        -----------    -----------
Average yield implicit in income
 earning assets:
   Amortization of unearned lease income                $ 3,066,307    $ 2,801,032
   Average investment in leases                          27,183,344     19,803,822
                                                        -----------    -----------
   Annualized rate of return on income earning assets      15.04%          18.86%
                                                           =====           =====
Average cost of financing:
   Interest expense                                     $ 1,930,758    $ 1,315,308
   Average loans payable balance                         27,111,067     18,182,888
                                                        -----------    -----------
   Annualized average cost of financing                     9.50%           9.65%
                                                           =====           =====
Spread                                                      5.54%           9.21%
                                                           =====           =====

Initial direct costs:




                                    For the nine months ended September 30,      Increase          % Increase
                                            2000               1999             (Decrease)         (Decrease)
                                        -----------         ----------          ----------         ----------
Total lease revenue                      $3,066,307         $2,801,032            $265,275              9.47%
Amortization of initial direct costs        258,765            181,155              77,610             42.84%
                                        -----------         ----------          ----------           -------
         Percentage                            8.44%              6.47%               1.97%
                                        ===========         ==========          ==========

Initial direct costs consists primarily of commissions, auto repairs and repossession costs. Such costs are amortized over the life of the lease on a straight-line basis. As a percentage of revenue, such amortization increased by 1.97% for the nine months ended September 30, 2000 as compared to the same period in 1999. Such increase was due to a large increase in leases entered into during the nine months ended September 30, 2000 as compared to a year earlier. The percentage increase is due to costs being amortized on a straight-line basis over the life of the lease.



Selling, general and administrative expenses:



                                       For the nine months ended September 30,       Increase          % Increase
                                                2000               1999             (Decrease)         (Decrease)
                                            -----------         ----------          ----------         ----------
Total revenues                               $3,299,806         $2,919,949            $379,857             13.01%
Selling, general and administrative
   expenses                                     973,667            842,295             131,372             15.60%
                                            -----------         ----------          ----------           -------
Percentage                                        29.51%             28.85%               0.66%
                                            ===========         ==========          ==========



Selling, general and administrative expenses increased from $842,295 during the nine months ended September 30, 2000 to $973,667 during the nine months ended September 30, 2000 (an increase of $131,372). This increase was attributed to the increases in bad debts and salaries, wages and professional fees which were caused by the large increase in revenues. However, as a percentage of revenues, SG&A expenses decreased by only .66% due to revenues increasing at approximately the same rate as SG&A expenses.


Such increases are summarized as follows:



                                         For the nine months ended September 30,         Increase
                                                2000                  1999              (Decrease)
                                            -----------             --------            ----------

        a) Salaries and wages                  $352,861             $242,588            $110,273
        b) Provision for bad debts              156,000              132,000              24,000
           Other                                464,806              467,707              (2,901)
                                               --------             --------            --------
                                               $973,667             $842,295            $131,372
                                               ========             ========            ========



a) The expansion of leasing operations during the latter part of 1999 and during the nine months ended September 30, 2000 necessitated the hiring of additional office personnel.

b) Due to the increase in leasing operations, a provision for bad debts was required during both the nine months ended September 30, 2000, and the nine months ended September 30, 1999.

Financial Condition

The Company's cash position at September 30, 2000 was $4,773, a decrease of $28,333 from December 31, 1999. The net investment in direct finance leases represents the aggregate future lease payments due to the Company from its lessees. Such amount was $27,304,770 at September 30, 2000 and $27,061,917 at December 31, 1999. Management feels that it has adequately reserved for any possible bad debt. Purchases of leased vehicles are financed under several separate credit facilities. Such indebtedness aggregated $27,611,968 at September 30, 2000 and $26,610 at December 31, 1999.

Vehicles held for sale or re-lease increased from $1,300,843 at December 31, 2000 to $2,225,414. Such increase was the result of an increase in vehicles coming off lease during the first nine months of 2000 compared with the same period in 1999.

Accounts payable and accrued expenses decreased from $512,091 at December 31, 1999 to $222,110 at September 30, 2000. The balance at December 1, 1999 was very high due to the accrual of year ended expenses. Such nonrecurring amounts were paid during the nine months ended September 30, 2000. Approximately $197,000 was loaned to the Company by its president during the nine months ended September 30, 2000, thus increasing the loan balance to approximately $305,000.


Due to the timing difference between book and tax treatment of leasing operations, the Company has a deferred tax liability as of September 30, 2000 of $761,000. Such amount increased by $55,000 during the nine months ended September 30, 2000.


Stockholders' equity increased by $144,779 during the nine months ended September 30, 2000. Such increase was the result of income of $76,616 and the sale of 165,000 common shares for $165,000. These increases in stockholders' equity were partially offset by additional amounts loaned to an affiliate of $96,837.

Liquidity and Capital Resources


During the nine months ended September 30, 2000 cash of $298,361 was used in operations which is summarized as follows: (i) net income of $182,132, which is adjusted for non cash items of $105,516, (ii) an increase in loans payable of $1,001,803 and (iii) a decrease in prepaid expenses and other assets of $5,375. Offsetting these increases in cash flows was: (i) a decrease in the net investment in direct finance leases in the amount of $501,616, (ii) an increase in vehicles held for sale or re-lease of $691,072 and (iii) a decrease in accounts payable and accrued expenses of $294,983.


During the nine months ended September 30, 2000, the Company raised $165,000 through the sale of 165,000 shares of its common stock pursuant to Rule 504 offerings at a price of $1.00 per share.


The Company had negative working capital at September 30, 2000 of $35,104, which showed an improvement over the negative working capital balance at December 31, 1999 which was $479,818. When the current portion of unearned income is added back to the September 30, 2000 working capital deficiency, the result is a positive working capital balance of $539,486.


Management's primary goal is to expand its leasing operations, increase and obtain better terms with respect to the financing of the vehicles it leases and to increase the profitability of its vehicle remarketing program. The strategy for continued growth is to (i) increase lease origination by (a) increased name recognition, (b) acquisition of similar companies or their assets, (c) development, expansion and retention of existing clients, and (d) expansion into new geographic markets, (ii) increase and improve the terms of its financing arrangements, (iii) further develop and increase the profitability of its used automobile remarketing operations and (iv) lease primarily to high quality credit applicants in order to continue to build a lease profolio with low delinquency and credit loss rate.


Management believes that anticipated cash flow from operations and the proceeds raised through its private offering will be sufficient to fund its operations for the next 12 months assuming that those operations are consistent with management's expectations of its anticipated increase in revenues. The company may need additional financing thereafter. There can be no assurance that the Company will be able to obtain financing on a favorable or timely basis. The type, timing and terms of financing elected by the Company will depend upon its cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. Moreover, any statement regarding the Company's ability to fund its operations from expected cash flows is speculative in nature and inherently subject to risks and uncertainties, some of which cannot be predicted or quantified.


Years Ended December 31, 1999 and 1998
--------------------------------------
Revenues are summarized as follows:


                                                     For the year ended December 31,        Increase       % Increase
                                                        1999                1998           (Decrease)      (Decrease)
                                                     ------------------------------        ----------       ---------
a) Amortization of unearned lease income             $3,599,555          $1,533,060        $2,066,495        134.80%
b) Gain on sale of vehicles                             393,586             504,775          (111,189)       (22.03)%
c) Rental income                                              0             219,622          (219,622)      (100.00)%
                                                     ----------          ----------        ----------       -------
                                                     $3,993,141          $2,257,457        $1,735,684         76.89%



a) The Company classifies the majority of its leases as direct finance leases in accordance with FASB Statement No. 13 - Accounting for leases. Under FASB Opinion No. 13, revenue under the direct financing leases is accounted for using the interest method. This method recognizes the excess of aggregate rentals receivable and lease purchase options over the cost of the leased vehicles over the term of the lease so as to produce a constant periodic rate of return on the net investment in the lease. The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $12,219,108 during 1999 and $5,455,775 during 1998. Amortization of unearned lease income represented 29% of total unearned income during 1999 and 28% in 1998. The dollar value increase of $2,066,066 (a 135% increase) was a result of management's efforts to increase its dealer networks, which have been expanded to include locations in Florida, North Carolina, California, Georgia and Illinois. An increase in customer referrals has also had an impact on the Company's revenues.

Included in unearned income are initial payments received from leases which aggregated $332,705 and $354,480 during 1999 and 1998, respectively. Approximately 50% of this represents nonrefundable bank application fees, and approximately 50% represents the nonrefundable payment of the first month's lease payment. It is the Company's policy to charge these amounts to operations when received since they are nonrefundable and there is no risk of forfeiture.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1999, the Company collected $1,779,953 on the sale of vehicles and realized a gain of $393,586 or (22% gross profit) on such sales. During 1998, the Company collected $1,015,936 on the sale of vehicles and realized a $504,755 gain (49% gross profit) on such sales. The gross profit variant is a function of the type of vehicle sold, the lease terms and whether the vehicle was repossessed or came off lease at the termination date.


c) Prior to 1999, a small portion of the Company's leases were classified as operating leases insofar as they did not satisfy the capital lease criteria of FASB Opinion No. 13. Lease payments are recognized as rental income on such leases. Rental income during 1998 aggregated $219,622 as compared to $0 during 1999.

Interest expense:



                                           For the Year Ended December 31,   % Increase
                                               1999               1998       (Decrease)
                                           -------------------------------    ----------
Average yield implicit in income
  earning assets:

  Amortization of unearned lease income     $3,559,555         $1,533,060
  Average investment in leases              20,176,000         10,708,000
                                            ----------         ----------
  Rate of return on income earning
    asset                                        17.84%             14.32%          3.52%
                                            ----------         ----------     ----------
Average cost of financing:

  Interest expense                           1,937,172          1,154,214
  Average loans payable balance             19,663,000         10,087,000
                                            ----------         ----------     ----------

Percentage                                       9.85%             11.44%         (1.59)%

Spread                                           7.99%               2.8%           5.11%
                                                 ====                ===            ====



The profitability of the Company's leases is primarily based upon the difference, or "Spread," between the interest rate implicit in its leases and its cost of funds. As summarized above, the Spread during 1999 was 7.99% as compared to 2.88% during 1998. In order for the Company to increase its leasing business, it was necessary to accept less credit worthy leases. To compensate for this increased risk, the interest rate implicit in the Company's leases was increased. In addition, the Company leased more expensive cars during 1999 which generally carry higher implicit interest rates.



The Company's cost of borrowing is tied to the prime interest rate. Its average yield is 16% on leased vehicles and average markup is 85%. Increases and decreases in the prime rate affect the Company's yield and rates paid on interest earning assets and interest bearing liabilities.

Amortization of initial direct costs as it relates to the amortization of unearned income:



                                              For the Year Ended December 31,     Increase
                                                  1999              1998         (Decrease)
                                              -------------------------------    ----------
Amortization of unearned lease income          $3,599,555        $1,533,060
Rental income                                           0           219,622
                                               ----------        ----------
Total lease revenue                             3,599,555         1,752,682      $1,806,873
Amortization of initial direct costs              268,491            53,980         214,411
                                               ----------        ----------      ----------
Percentage                                          7.54%             3.08%           4.46%

Initial direct costs consist primarily of commissions, auto repairs and repossession costs. Such costs are amortized over the life of the lease on a straight line basis. As a percentage of revenue, such amortization increased by 4.46% from 1998 to 1999. Such increase was due to a large increase in leases entered into during 1999 as compared to 1998. Consequently, these costs were only amortized for part of 1998, whereas 1999 included a full year's amortization on 1998 and prior leases and partial amortization for 1999 leases.



Selling, general and administrative expenses as a percentage of total revenues:


                                              For the Years Ended December 31,           Increase
                                                    1999            1998                (Decrease)
                                              -------------------------------           ----------
Total revenues                                  $3,993,141       $2,257,457             $1,735,684
Selling, general and administrative
    expenses                                     1,360,406          904,451                526,628
                                                ----------       ----------             ----------
Increase (decrease) as a percentage
  of revenues                                        37.96%           43.14%                (5.18%)
                                                     =====            =====                 =====

a) Salaries and wages                              351,363          204,209                147,154
b) Provision for bad debts                         328,198          296,640                 31,558
c) Rent and real estate taxes                      175,570          117,598                 57,972
d) Payroll taxes                                   114,795           62,104                 52,691
e) Travel and entertainment                        102,478           75,127                 27,351
f) Other                                           288,002          148,773                139,229
                                                ----------       ----------             ----------
                                                $1,360,406       $  904,451             $  455,955
                                                ==========       ==========             ==========





The expansion of leasing operations required the hiring of additional personnel which accounted for the increase in salaries and wages and payroll taxes. The provision for bad debts increased due to the additional exposure resulting from the large increase in lease receivables. Efforts to increase revenues resulted in an increase in travel and entertainment. All other expenses which consisted of consulting, professional fees, office expense, etc. also increased due to need to support the expansion of leasing activities.

Years Ended December 31, 1998 and 1997
--------------------------------------

Revenues are summarized as follows:

                                              For the Year Ended December 31,      Increase          % Increase
                                                    1998            1997          (Decrease)         (Decrease)
                                              -------------------------------     ----------         ----------
a) Amortization of unearned lease income        $1,533,060       $  604,198        $928,862             153.73%
b) Gain on sale of vehicles                        504,775          262,229         242,546              92.49%
c) Rental income                                   219,622          680,832        (461,210)            (67.74%)
                                                ----------       ----------       --------              ------
                                                $2,257,457       $1,547,259        $710,198              45.90%


a) The total amount of unearned lease income on leases in force at the beginning of the periods and entered into during the year was $5,455,775 during 1998 and $2,312,557 during 1997. Amortization of unearned lease income represented 28% of total unearned income during 1998 and 26% in 1997. The dollar value increase of $928,962 (a 153% increase) was a result of entering into many more capital leases during 1998 than 1997. Rental income as a percentage of amortization of unearned income decreased from 43% in 1997 to 14% in 1998.


Included in unearned income are initial payments received from leasees which aggregated $354,480 and $23,798 during 1998 and 1997, respectively. Approximately 50% of this represents nonrefundable bank application fees, and approximately 50% represents the nonrefundable payment of the first month's lease payment. It is the Company's policy to charge these amounts to operations when received since they are nonrefundable and there is no risk of forfeiture.

b) In the event that the purchase option is not exercised by the lessee or the vehicle is repossessed, the Company either re-leases or sells the vehicle. In the event of a sale, the variant between the selling price and the carrying amount of the lease is picked up in income. During 1998, the Company collected $1,015,936 on the sale of vehicles and realized a gain of $504,775 or (49% gross profit) on such sales. During 1997, the Company collected $860,382 on the sale of vehicles and realized a $262,229 gain (79% gross profit) on such sales. The variant was due to the sale of more vehicles on operating leases which were near or fully depreciated at the time of sale. Such low book values generated higher margins than during 1998.

c) During 1997, a larger portion of Company leases were classified as operating leases than in 1998 because they did not satisfy the capital lease criteria of FASB #13. Lease payments are recognized as rental income on such leases. Rental income during 1997 aggregated $680,832 as compared to $219,622 during 1998.

Interest expense

Average yield implicit on income earning assets versus average cost of financing.


                                                       For the Year Ended December 31,      % Increase
                                                             1998            1997           (Decrease)
                                                       -------------------------------      ----------
Average yield implicit on income
  earning assets:
    Amortization of unearned leases income               $1,533,060       $1,285,030*
                                                         ----------       ----------
    Average investment in leases                         10,708,000        7,484,566
    Average automobiles under operating leases                   --          643,190
                                                         ----------       ----------
                                                         10,708,000        8,127,756
                                                         ----------       ----------
    Rate of return on income earning assets                   14.32%           15.81%            (1.49%)

Average cost of financing:
    Interest expense                                      1,154,214          811,760
    Average loans payable balance                        10,087,000        7,836,015              1.08%
    Spread                                                     2.88%            5.45%            (2.57%)
                                                               ====             ====             =====

*Includes rental income on operating leases $680,832.

The profitability of the Company's leases is primarily based upon the difference between the interest rate implicit in its leases and its cost of funds (the "Spread"). As summarized above, interest expense during 1998 as a percentage of total revenues decreased by 1.34% when compared with 1997. This decrease is primarily the result of entering into more profitable closed-end leases for luxury automobiles during 1998. The Company can normally obtain higher interest rates on such leases.

Amortization of initial direct costs as it relates to the amortization of unearned income:


                                              For the Year Ended December 31,        Increase
                                                    1998            1997            (Decrease)
                                              -------------------------------       ----------
Amortization of unearned lease income           $1,533,060       $  604,198
Rental income                                      219,622          680,832
                                                ----------       ----------
Total lease revenue before gain on sale of
   vehicles                                      1,752,682        1,285,030
Amortization of initial direct costs                53,980           23,798
                                                ----------       ----------           --------
Percentage                                           3.08%            1.86%              1.22%

Initial direct costs consists primarily of commissions, auto repairs and repossession costs. Such costs are amortized over the life of the lease on a straight line basis. As a percentage of revenue, such amortization increased by 1.22% from 1997 to 1998 due to the writing of more capital leases.


Selling, general and administrative expenses as a percentage of total revenues:


                                              For the Year Ended December 31,          Increase
                                                    1998            1997              (Decrease)
                                              -------------------------------         ----------
Total revenues                                  $2,257,457       $1,547,259            $710,198
Selling, general and administrative expenses       904,451          367,568             536,883
                                                ----------       ----------            --------
                                                    40.07%            23.76%             16.31%

Selling, general and administrative expenses increased from $367,568 in 1997 to $904,451 in 1997 (a 16.31% increase on total revenues). Such increases are summarized as follows:



                                                                                                         % Increase
                                              For the Year Ended December 31,            Increase         (Decrease)
                                                    1998            1997                (Decrease)         in Sales
                                              -------------------------------            --------         ----------
a) Office salaries                                $204,000        $104,000              $100,000              2.32%
b) Provision for bad debts                         296,640               0               296,640             13.14%
c) Other                                           398,311          26,568               134,743              0.61%
                                                  --------        --------              --------             -----
                                                  $973,951        $367,568              $606,383             19.39%


a) The expansion of the leasing business during 1998 necessitated the hiring of additional office personnel.

b) Due to the increase in leasing operations, a provision for bad debts was required in 1998, whereas during 1997 no provision was necessary.

FINANCIAL CONDITION:

December 31, 1999 Compared to December 31, 1998


The Company's cash position at December 31, 1999 showed a decrease of $226,763.

The net investment in direct financing leases represents the aggregate future lease payments due to the Company from its leases. Such amount was $27,061,917 at December 30, 1999 and $13,291,894 at December 31, 1998. The Company feels that it has adequately reserved for any possible bad debts. The Company finances the purchase of its leased vehicles under several separate credit facilities. Such indebtedness aggregated $26,610,165 and $12,717,524 at December 31, 1999 and December 31, 1998, respectively.


The Company's vehicle inventory increased from $504,701 at December 31, 1998 to $1,300,843 at December 31, 1999. Such increase was due to the higher volume of autos coming off lease during 1999 compared with the year ended December 31, 1998.

As at December 31, 1999, the Company loaned $481,000 to an entity owned by its president. Such amount is due on demand and bears interest at 9%. There were no amounts outstanding to this entity at December 31, 1998.

Accounts payable at December 31, 1999 was $512,091 compared with $43,307 at December 31, 1998, an increase of $468,784. Such increase is related to the higher volume of leases being entered into by the Company.

At December 31, 1999, the Company is indebted to its President in the amount of $107,894. No such debt was outstanding at December 31, 1998.


Stockholders' equity decreased by $175,759 during the period from December 31, 1998 to December 31, 1999. Such increase was the result of the sale of 415,300 shares for $93,775 in cash, issuance of 300,000 common shares for services rendered valued at $75,000, and net income for the year ended December 31, 1999 of $143,899.

                                    PROPERTY

         RIT leases approximately 2,000 square feet of office space and a lot for automobiles of approximately 11,500 square feet, both at 90 Jericho Turnpike, Floral Park, New York 11001 at an annual rental of $120,000 per year which lease expires in June, 2002. The property is leased directly from the Alliance Holdings Limited Partnership, of which Richard Toporek is the General Partner.

                    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT

         The following table sets forth the name and address of each officer and director of the Company and each person who owns beneficially more than five percent of the Common Stock of the Company, and the number of shares owned by each such person and by all officers and directors as a group:

------------------------------------------------------------------------------------------------------
Name and Address of Beneficial Owner         Amount and Nature of Ownership     Approximate % of Class
------------------------------------        ---------------------------------   ----------------------
------------------------------------------------------------------------------------------------------
Richard Toporek, President/Secretary                5,650,000(1)                         75%
and Director
------------------------------------------------------------------------------------------------------
Mark Caulo,                                              -
Chief Financial Officer and Director
------------------------------------------------------------------------------------------------------
Robert Ricciuti,                                         -
Vice President and Director
------------------------------------------------------------------------------------------------------
Alliance Holdings Limited Partnership               5,650,000                            75%
------------------------------------------------------------------------------------------------------
Directors and Officers as a Group                   5,650,000                            75%
------------------------------------------------------------------------------------------------------


(1) Mr. Toporek owns these shares beneficially solely by virtue of his status as the general partner of Alliance Holdings Limited Partnership. He disclaims beneficial ownership of such shares.

                                   MANAGEMENT


Name                                        Age                          Position
----                                        ---                          --------
Richard Toporek                             48                President/Secretary and
                                                              Director

Mark Caulo                                  41                Chief Financial Officer
                                                              and Director

Robert Ricciuti                             45                Vice President and Director


         Richard Toporek has over 25 years of experience in the equipment, auto financing and leasing industry. He has been President and a Director of RIT since 1993. His responsibilities include overseeing all aspects of the daily management and operation of RIT, including the management of over $25 Million of leases as well as RIT's credit facilities. Mr. Toporek has also been the Chief Executive Officer of Professional Vehicle Leasing since 1976 and has been a Vice President of Alpha Acceptance Corp. since 1990. He is also a Director of Chariot Limousine, and Transportation, Ltd. and Liberty Sales & Truck Leasing, Inc. Mr. Toporek is founder and past president of the Tri-State Chapter of the National Vehicle Leasing Association. Mr. Toporek will not be devoting all of his time to the business of the Company as some of his time will be devoted to Professional Vehicle Leasing and Alpha Acceptance Corp. He is a graduate of Queens College with a Bachelor of Arts degree. See "Risk Factors--Dependence on Richard Toporek."

         Mark Caulo is a certified public account and is currently with MCM Tax Services Ltd. and Kornelia M. Sevfried CPA, PC, an accounting and tax planning and preparation service founded by him in 1984. Mr. Caulo's experience is concentrated in leasing and automotive related industries as well as the financial services industries. His firm is presently the outside accounting firm for RIT. Upon completion of the Offering, Mr. Caulo will join the Company as its chief financial officer and will be devoting the majority of his time to the business of the Company. Mr. Caulo is a graduate of St Frances College with a Bachelor of Science Degree.

         Robert Ricciuti has been Director of Operations of Great American Commercial Leasing of Great Neck, New York, a commercial equipment and automobile leasing company since February, 1997 where he is responsible for all of the functions of the company's work flow from the initial marketing programs to the finalization of lease transactions. From 1991 to 1997 he was Director of Auto Portfolios for National Star Leasing where he was responsible for the credit analysis of all applications for equipment, automobile and truck leasing. From 1988 to 1991 he was an Assistant Vice President of Oxford Resources, a major financial institution where he directed and oversaw all aspects related to operations, collections and customer service.

                             EXECUTIVE COMPENSATION


                                                                                             Long Term Compensation
                                                                                             ----------------------
                                                       Annual Compensation               Awards           Payouts
                                                       -------------------               ------           -------
                                                                                         Securities
Name and Principal                                                      Other Annual     Underlying       All Other
Position                         Year       Salary         Bonus        Compensation     Options          Compensation
-----------------------          ----       ------         -----        ------------     -----------      ------------

Richard Toporek,               1999         $75,281          -                -                                 -
President, Secretary and       1998          26,000          -                -
Director                       1997          10,068



                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Mr. Richard Toporek, the President, Secretary and a Director of the Company is the general partner of Alliance Holdings Limited Partnership, the owner of 5,650,000 shares of the Company's common stock.

         The Company leases space on a month to month basis from Toporek Family Limited Partnership which is controlled by, Mr. Toporek. Minimum annual rental payments are $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively.


         At December 31, 1999, Chariot Limosine and Transportation, Ltd., a company owned by Mr. Toporek, owed the Company $481,000. This amount is due on demand, bears interest at 9% and is secured by Chariot's assets. The debt is also guaranteed by Mr. Toporek, who has further secured the loan with his shares of the Company's common stock.

         At December 31, 1999, the Company owed Mr. Toporek $107,894. The obligation is payable on demand and bears interest at 9%.

                            DESCRIPTION OF SECURITIES

Common Stock


         The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, of which 7,698,707 shares were issued and outstanding as of December 14, 2000. The holders of common stock have one vote per share. None of the shares have preemptive or cumulative voting rights, have any rights of redemption or are liable for assessments or further calls. None of the shares have any conversion rights. The holders of common stock are entitled to dividends, when and as declared by the Board of Directors from funds legally available therefor. Upon liquidations of the Company the holders of common stock are entitled to share pro rata in any distribution to shareholders.


Preferred Stock

         The Company is authorized to issue 1,000,000 shares of preferred stock, $.001 par value none of which issued and outstanding.

         Olde Monmouth Stock Transfer Co., 77 Memorial Parkway, Suite 101, Atlantic Highlands, NJ 07716, is the transfer agent and registrar for the Company's common stock.

Shares Eligible for Future Sale

         The Company has 7,697,709 shares of common stock outstanding, but, of these shares, only 1,330,509 shares are freely tradable. All of the remaining shares of common stock are considered "restricted securities" and in the future, may be sold only in compliance with rule 144 or in an exempt transaction under the Securities Act of 1933 (the "Act") unless registered under the Act (the "restricted shares").

         In general, under Rule 144 as currently in effect, subject to the satisfaction of certain conditions, a person, including an affiliate of the Company (or persons whose shares are aggregated), who has owned restricted shares of common stock beneficially for at least one year is entitled to sell, within any three month period, a number of shares that does not exceed the greater of 1% of the total number of outstanding shares of the same class or, if the common stock is quoted on a national quotation system, the average weekly trading volume during the four calendar weeks preceding the sale. A person who has not been an affiliate of the Company for at least the three months preceding the sale and who has beneficially owned shares of common stock for at least two years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

                                     PART II

                            MARKET FOR COMMON EQUITY
                         AND RELATED STOCKHOLDER MATTERS

         The Company's securities trade are traded on the OTC Bulletin Board and in the over-the-counter market "pink sheets". The Company's trading symbol is "RYFC". Over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions. The following sets forth the range of high and low bid information for the quarterly periods as reported by the National Quotation Bureau:

                                                        High              Low
                                                        ----              ---

1998:             2nd  Quarter                           .25              .25
                  3rd  Quarter                           .25              .25
                  4th  Quarter                           .25              .25

1999:             1st  Quarter                          2.00              .25
                  2nd  Quarter                          2.375             .25
                  3rd  Quarter                          1.40625           .03125
                  4th  Quarter                          3.375            1.03125

2000:             1st  Quarter                             --              --
                  2nd  Quarter                             --              --
                  3rd  Quarter                             --              --

Holders

         As of December 14, 2000, the number of holders of record of common stock, excluding the number of beneficial owners whose securities are held in street name, was approximately 97.

Dividend Policy

         The Company does not anticipate paying any cash dividends on its common stock in the foreseeable future because it intends to retain its earnings to finance the expansion of its business. Thereafter, the declaration of dividends will be determined by the Board of Directors in light of conditions then existing, including, without limitation, the Company's financial condition, capital requirements and business condition.

                                LEGAL PROCEEDINGS

         The Company is not party to any material pending legal proceedings and has no knowledge that any such proceedings are threatened.


                CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                       ACCOUNTING AND FINANCIAL DISCLOSURE

 Not applicable.

                     RECENT SALES OF UNREGISTERED SECURITIES

         The following paragraphs set forth certain information with respect to all securities sold by the Company within the past three years without registration under the Securities Act of 1933, as amended (the "Securities Act"). The information includes the names of the purchasers, the date of issuance, the title and number of securities sold and the consideration received by the company for the issuance of these shares.

         On December 27, 1997, the Company issued to Loren Investment Group, Inc., 250,000 shares of common stock as a retainer for its agreement to provide consulting services to the Company valued at $2,500. 100,000 shares were issued pursuant to Rule 504 of Regulation D and 150,000 shares were issued pursuant to
Section 4(2) of the Act.


         On December 27, 1997, the Company issued to Bondy & Schloss LLP, 250,000 shares of common stock as a retainer for legal services rendered to the Company valued at $2,500. These shares were issued in compliance with Rule 504 of Regulation D.


         On December 27, 1997, the Company issued to Gerald Ponsiglione, an officer and director of the Company 200,000 shares of common stock valued at $2,000 in consideration for his agreement to serve in such capacity. The aforesaid shares were issued pursuant to Section 4(2) of the Act.


         On March 25, 1998, the Company issued to William Hayde, 250,000 shares of common stock as a retainer for his agreement to provide consulting services to the Company valued at $62,500. These shares were issued in compliance with Rule 504 of Regulation D.


         Commencing in September 1998 through October 1, 1999, the Company sold 408,300 shares of common stock pursuant to Rule 504 at a price of $0.25 per share to the following persons, each in the amount set forth opposite his, her or its name:

Harvey Bayard                                                     30,000
Georgianna Gostkowski                                                200
Robert J. Ryan                                                     1,000
A. Ruthenberg                                                      3,000
Staci Gassoso                                                     20,000
Tutta Italia Inc                                                  10,000
Robert Tarantola                                                   2,000
Joanne Gallo                                                       2,000
John M. Young Jr.                                                 10,000
Gus Sclafani                                                       6,000
Darlene Bosco                                                     37,000
Lillian and Richard Misiak                                        15,000
Larry Schwartz                                                     5,000
Richard Cullen                                                     4,000
Darryl Mathews and Donna
       Mathews JTWROS                                              5,000
Daniel Miele                                                       2,400
Rocco Urgo                                                         6,000
Enice Lorenzo                                                      2,500
Joe Lorenzo & Sons Provisions, Inc.                                8,000
Vincent Lorenzo                                                    2,500
Craig Fligel                                                       4,000
Enice Lorenzo                                                      2,500
Naim Haddad                                                       10,000
Angela Vergona                                                     4,000
Mary F. Calabro                                                    4,000
Bethanne Thomas                                                  100,000
Craig Fligel                                                       4,000
Harvey Bayard                                                     40,000
Catherine DeWitt                                                   9,000
Joseph C. Larezza                                                  4,000
Joseph C. Larezza                                                  1,000
L. Rolls (Nominees) Ltd.                                          20,000
L. Rolls (Nominees) Ltd.                                          20,000
AJ & Company of New York Limited                                   2,000
Hugh Conlin                                                        2,000
Monica Lloyd                                                       2,000
Jacquelyn Rado                                                     1,000
Rosella Valente                                                    2,000
Anthony Amitrano                                                   1,200
Paul Roth                                                          4,000

         In March of 1999, the Company sold the following shares at a price of $2.00 per share to the following individuals under Rule 504:

             Bhavin Patel                                 5,000
             Patricia Novinski                            2,000

         In March 1999, the Company issued 150,000 shares to Gerald Ponsiglione and 150,000 shares to Loren Investment Group, in exchange for prior services rendered valued at $75,000 in the aggregate.

         Commencing October 5, 1999, the Company has offered and sold the following shares to the listed individuals at a price of $1.00 per share under Rule 504:

Henry L. Arkin                       10,000
Patricia Freda                       20,000
Norman F. Levy                       50,000
Kenneth Miller                        5,000
John P. Philis                        5,000
Salomon Shapiro                      25,000
Henrietta Meltzer                    20,000
Jerome Breslaw, M.D.                 20,000
Saber Inc.                           10,000

                                    PART III

                        Index and Description of Exhibits

1. Index to Exhibits

Exhibit No.   Description
----------    ------------
3.1           Certificate of Incorporation, together with all amendments*
3.2           Certificate of Merger*
3.3           By-Laws*
4.1           Specimen Common Stock Certificate*
10.1          Exchange Agreement, dated as of July 13, 1999, by and between the
              Company, RIT Auto Leasing Group, Inc. and Alliance Holdings*
              Limited Partnership*
27.1          Financial Data Schedule


* Previously filed.


                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation, a "derivative action"), if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

         The Company's Certificate of Incorporation contains no specific provision pertaining to the liability or indemnification of its officers or directors. However, the Company's by- laws provide that no director or officer of the corporation shall be liable for the acts, defaults or neglects of any other director or officer, or for any loss sustained by the corporation, unless the same has resulted from his own willful misconduct, willful neglect, or negligence. The by-laws further provide as follows:

         Each director and officer of the corporation and each person who shall serve at the corporation's request as a director or officer of another corporation in which the corporation owns shares of capital stock or of which it is a creditor shall be indemnified by the corporation against all reasonable costs, expenses and liabilities (including reasonable attorney's fees) actually and necessarily incurred by or imposed upon him in connection with, or resulting from, any claim, action, suit, proceeding, investigation or inquiry of whatever nature in which he may be involved as a party or otherwise by reason of his being or having been a director or officer of the corporation or such director or officer of such other corporation, at the time of the incurring or imposition of such costs, expenses or liabilities, except in relation to matters as to which he shall be finally adjudged in such action, suit, proceeding, investigation or inquiry to be liable for willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation. As to whether or not a director or officer was liable by reason of willful misconduct, willful neglect, or gross negligence toward or on behalf of the corporation in the performance of his duties as such director or officer of the corporation or as such director or officer of such other corporation, in the absence of such final adjudication of the existence of such liability, the Board of Directors and each director and officer may conclusively rely upon an opinion of legal counsel selected by or in the manner designated by the Board of Directors. The foregoing right to indemnification shall be in addition to and not in limitation of all other rights to which such person may be entitled as a matter of law and shall inure to the benefit of the legal representative of such person.



                  CHANGE IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Not Applicable

                        FINANCIAL SCHEDULES AND EXHIBITS

(a) The following financial statement are filed herewith:

         Financial Statements. The financial statements filed as part of this Form 10-SB are indexed below and are included at page F-1.

                          ROYAL ACCEPTANCE CORPORATION
                                 AND SUBSIDIARY

                              FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                               SEPTEMBER 30, 2000




                          INDEX TO FINANCIAL STATEMENTS

                                                                      Page No.

FINANCIAL STATEMENTS:


    Independent Accountants' Report ................................    F-2


    Balance Sheets

       As of December 31, 1999 (Consolidated) and December 31, 1998
       As of September 30, 2000 (Consolidated) (Unaudited) .........    F-3


    Statements of Operations

       For the Years Ended December 31, 1999 (Consolidated) and 1998
       For the Nine Months Ended September 30, 2000 (Consolidated) (Unaudited) For the Nine Months Ended September 30, 1999
       (Consolidated) (Unaudited) ..................................    F-4


    Statements of Stockholders' Equity

       For the Years Ended December 31, 1999 (Consolidated) and 1998
       For the Nine Months Ended September 30, 2000
       (Consolidated) (Unaudited) ..................................    F-5


    Statements of Cash Flows

       For the Years Ended December 31, 1999 (Consolidated) and 1998
       For the Nine Months Ended September 30, 2000 (Consolidated) (Unaudited) For the Nine Months Ended September 30, 1999
       (Consolidated) (Unaudited) ..................................    F-6


    Notes to Financial Statements .................................. F-7 - F-15


              [LETTERHEAD OF WEINICK SANDERS LEVENTHAL & CO., LLP]

                         INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders and Board of Directors
Royal Acceptance Corporation

We have audited the accompanying consolidated balance sheets of Royal Acceptance Corporation and its Subsidiary - RIT Auto Leasing Group, Inc., as at December 31, 1999, and the related statements of operations, cash flows, and stockholders' equity for the year then ended and the accompanying balance sheet of RIT Auto Leasing Group, Inc. as at December 31, 1998 and the related statements of operations, changes in stockholder's equity, and cash flows, for the year then ended. These financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal Acceptance Corporation and Subsidiary as at December 31, 1999, and the results of their operations and their cash flows for the year then ended, and RIT Auto Leasing Group, Inc. as at December 31, 1998 and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

New York, New York
March 29, 2000

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                                 BALANCE SHEETS

                                           A S S E T S

                                                                                  September 30,        December 31,
                                                                                  ------------   -------------------------
                                                                                      2000          1999           1998
                                                                                   -----------   -----------   -----------
                                                                                 (Consolidated) (Consolidated)    (Note 1)
                                                                                  (Unaudited)
Current assets:
  Cash                                                                             $     4,773   $    33,106   $   237,957
  Net investment in direct financing leases                                          6,247,722     7,712,004     5,162,719
  Prepaid expenses                                                                      10,000        13,375          --
                                                                                   -----------   -----------   -----------
        Total current assets                                                         6,262,495     7,758,485     5,400,676

Vehicles held for sale or re-lease                                                   2,225,414     1,300,843       504,701

Net investment in direct financing leases                                           21,057,048    19,349,913     8,129,175

Furniture and equipment - net of depreciation
  and amortization                                                                      92,203       112,453        97,146

Due from related parties                                                                67,796          --            --

Other assets                                                                             4,025        78,573         7,775
                                                                                   -----------   -----------   -----------

                                                                                   $29,708,981   $28,600,267   $14,139,473
                                                                                   ===========   ===========   ===========


                                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of loans payable                                              $ 5,770,302   $ 7,613,318   $ 6,358,762
  Accounts payable and accrued expenses                                                222,110       512,091        21,073
  Loan payable stockholder                                                             305,187       107,894          --
                                                                                   -----------   -----------   -----------
        Total current liabilities                                                    6,297,599     8,233,303     6,379,835

Loans payable - net of current maturities                                           21,841,666    18,996,847     6,358,762

Deferred income taxes                                                                  761,000       706,000       561,000
                                                                                   -----------   -----------   -----------

        Total liabilities                                                           28,900,265    27,936,150    13,299,597
                                                                                   -----------   -----------   -----------

Stockholders' equity:
  Preferred stock:
     At December 31, 1999 and June 30, 2000:
        Par value - $.001 authorized -
        1,000,000 shares, issued and outstanding - none

     At December 31, 1998 - none authorized,
        issued and outstanding
  Common stock:
     At December 31, 1999 and June 30, 2000:
        Par value - $.001, authorized -
        25,000,000 shares, issued and outstanding - 7,532,709 shares at December 31, 1999 - 1,732,709 shares at
        September 30, 2000

     At December 31, 1998 - no par value, authorized -
        200 shares, issued and outstanding - 100 shares                                  7,733         7,533       150,000
  Additional paid-in capital                                                           328,257       163,637          --
  Retained earnings                                                                  1,050,563       973,947       689,876
                                                                                   -----------   -----------   -----------
                                                                                     1,386,553     1,145,117       839,876

  Less:  Due from related party                                                        577,837       481,000          --
                                                                                   -----------   -----------   -----------
          Total stockholders' equity                                                   808,716       664,117       839,876
                                                                                   -----------   -----------   -----------

                                                                                   $29,708,981   $28,600,267   $14,139,473
                                                                                   ===========   ===========   ===========


                       See notes to financial statements.

                          ROYAL ACCEPTANCE CORPORATION

                            STATEMENTS OF OPERATIONS

                                                 For the Nine Months Ended                For the Years Ended
                                                       September 30,                          December 31,
                                              ------------------------------          ------------------------------
                                                 2000                1999                1999                1998
                                              ----------          ----------          ----------          ----------
                                                               (Consolidated)
                                            (Consolidated)       (Unaudited)
                                              (Unaudited)        (See Note 1)       (Consolidated)         (Note 1)
Revenues:
  Amortization of unearned
    lease income                              $3,066,373          $2,801,032          $3,599,555          $1,533,060
  Rental income                                     --                  --                  --               219,622
  Gain on sale of vehicles                       233,499             118,917             393,586             504,775
                                              ----------          ----------          ----------          ----------
Total revenues                                 3,299,872           2,919,949           3,993,141           2,257,457
                                              ----------          ----------          ----------          ----------

Costs and expenses:
  Interest                                     1,930,758           1,315,308           1,937,172           1,154,214
  Amortization of initial direct
    costs                                        258,765             181,155             268,491              53,980
  Provision for bad debts                        156,000             132,000             328,198             296,640
  Salaries and wages                             352,861             242,588             351,363             204,209
  Other selling and administrative
    costs                                        464,872             467,707             680,845             403,602
                                              ----------          ----------          ----------          ----------
Total costs and expenses                       3,163,256           2,338,758           3,566,069           2,112,645
                                              ----------          ----------          ----------          ----------

Income before provision for
  income taxes                                   136,616             581,191             427,071             144,812

Provision for income taxes                        60,000             236,000             143,000              54,000
                                              ----------          ----------          ----------          ----------

Net income                                    $   76,616          $  345,191          $  284,071          $   90,812
                                              ==========          ==========          ==========          ==========


Earnings per share:
  Basic and diluted:
    Net income per share                         $0.01               $0.05               $0.03               $0.02
                                                 =====               =====               =====               =====

  Weighted average shares
     outstanding                               7,687,984        (A)7,301,996        (A)7,357,891        (A)6,759,875
                                              ==========         ===========         ===========         ===========



(A) See Note 1(e)


                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

           FOR THE YEAR ENDED DECEMBER 31, 1999 (CONSOLIDATED) AND 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 2000 (CONSOLIDATED)
                                   (Unaudited)

                                                                              Additional                   Due from        Total
                                                        Common Shares          Paid-In     Retained        Related     Stockholders'
                                                     Shares       Amount       Capital      Earnings        Party         Equity
                                                   ---------   -----------   -----------   -----------   -----------   -----------
Balance at December 31, 1997                             100   $   150,000   $      --     $   599,064   $      --     $   749,064

Net income for the year ended December 31, 1998         --            --            --          90,812          --          90,812
                                                   ---------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 1998                             100       150,000          --         689,876          --         839,876

Issuance of shares of common stock for cash,
    net of offering costs                             67,200            67        16,716          --            --          16,783

Reverse acquisition of Royal Acceptance Corp.      7,465,509         7,466     1,116,459    (1,119,538)                      4,387

Recapitalization upon reverse acquisition               (100)     (150,000)     (969,538)    1,119,538          --            --

Due from related party                                  --            --            --            --        (481,000)     (481,000)

Net income for the year ended
    December 31, 1999                                   --            --            --         284,071          --         284,071
                                                   ---------   -----------   -----------   -----------   -----------   -----------

Balance at December 31, 1999                       7,532,709         7,533       163,637       973,947      (481,000)      664,117

Due from related party                                  --            --            --            --         (96,837)      (96,837)

Issuance of shares of common stock for cash          165,000           165       164,835          --            --         165,000

Net income for the nine months ended
  September 30, 2000 (Unaudited)                        --            --            --          76,616          --          76,616
                                                   ---------   -----------   -----------   -----------   -----------   -----------

Balance at September 30, 2000                      7,697,709   $     7,698   $   328,472   $ 1,050,563   ($  577,837)  $   808,896
                                                   =========   ===========   ===========   ===========   ===========   ===========


                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                     For the Nine Months Ended      For the Years Ended
                                                           September 30,                December 31,
                                                    --------------------------   --------------------------
                                                        2000          1999           1999          1998
                                                    -----------   ------------   ------------   -----------
                                                    (Unaudited)   (Unaudited)
Cash flows from operating activities:
  Net income                                        $    76,616   $    345,191   $    284,071   $    90,812
                                                    -----------   ------------   ------------   -----------
  Adjustments to reconcile net income
      to net cash provided by (used in)
      operating activities:
    Depreciation and amortization                       279,015        193,080        287,219        53,980
    Gain on sale of vehicles                           (233,499)      (118,917)      (393,586)     (504,775)
    Deferred income taxes                                60,000        232,000        140,000        52,000
    Increase (decrease) in cash flows as
        a result of changes in asset and
        liability account balances:
      Net investment in direct financing leases        (501,616)   (11,216,495)   (15,424,880)   (5,695,687)
      Vehicles held for sale or re-lease               (691,072)      (534,443)      (796,142)       64,857
      Prepaid expenses                                    3,375           --          (13,375)         --
      Other assets                                        2,000           --          (70,798)
      Loans payable                                   1,001,803     10,930,728     13,892,641     5,259,038
      Accounts payable and accrued expenses            (294,983)       308,823        496,037      (145,917)
      Proceeds of vehicles sold                            --             --        1,779,953     1,015,936
                                                    -----------   ------------   ------------   -----------
  Total adjustments                                    (374,977)      (205,224)      (102,931)       99,432
                                                    -----------   ------------   ------------   -----------

Net cash provided by (used in)
  operating activities                                 (298,361)       139,967        181,140       190,244
                                                    -----------   ------------   ------------   -----------

Cash flows from investing activities:

  Acquisition of Royal Acceptance Corporation              --             --          (17,045)         --
  Due to related party                                     --             --         (481,000)         --
  Purchases of furniture and equipment                     --           34,035        (34,035)      (38,080)
                                                    -----------   ------------   ------------   -----------
Net cash used in investing activities                      --           34,035       (532,080)      (38,080)
                                                    -----------   ------------   ------------   -----------

Cash flows from financing activities:

  Sale of capital stock                                 164,820           --           16,783          --
  Loans payable officer                                 197,293        103,394        107,894          --
  Increase in loan to related party                     (92,085)      (435,150)          --            --
                                                    -----------   ------------   ------------   -----------
Net cash provided by financing activities               270,028       (331,756)       124,677          --
                                                    -----------   ------------   ------------   -----------

Net increase (decrease) in cash                         (28,333)      (157,754)      (226,263)      152,164

Cash acquired at acquisition
  of Royal Acceptance                                      --           21,412         21,412          --

Cash at beginning of period                              33,106        237,957        237,957        85,793
                                                    -----------   ------------   ------------   -----------

Cash at end of period                               $     4,773   $    101,615   $     33,106   $   237,957
                                                    ===========   ============   ============   ===========

Supplemental Disclosures of Cash Flow Information:

  Interest                                          $ 1,930,758        740,249   $  1,937,172   $ 1,154,214
                                                    ===========   ============   ============   ===========
  Income taxes                                      $      --             --     $       --     $      --
                                                    ===========   ============   ============   ===========


                       See notes to financial statements.

                   ROYAL ACCEPTANCE CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               SEPTEMBER 30, 2000


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

         (a) Organization:

                  Royal Acceptance Corporation ("Royal") was incorporated in the State of Delaware on November 15, 1996. On July 15, 1999, pursuant to a reorganization under section 368(a)(1)(B) of the Internal Revenue Code, Royal acquired from Alliance Holdings Limited Partnership ("Alliance") all of the issued and outstanding capital stock of RIT Auto Leasing Group, Inc. ("RIT") in exchange for 5,650,000 shares of Royal's common stock. After the acquisition, the former RIT stockholder, who is Alliance's general partner, and who became President, Secretary and Director of Royal owned approximately 72% of Royal's outstanding common stock. The transaction is being accounted for as a reverse acquisition of Royal by RIT. The results of operations of Royal is included in the accompanying financial statements since the date of acquisition. Royal, prior to the RIT acquisition, had been virtually inactive since 1995.

                  The following summarized unaudited proforma information assumes the acquisition had occurred on January 1, 1998.

                                                    For the Year Ended
                                                        December 31,           For the Nine
                                                 -------------------------     Months Ended
                                                    1999           1998     September 30, 1999
                                                 ----------     ----------  ------------------
         Revenues                                $3,993,141     $2,257,457     $2,919,949
                                                 ==========     ==========     ==========

         Net income                              $  203,417     $   21,312     $  230,964
                                                 ==========     ==========     ==========

         Earnings per share:
           Basic and diluted                     $     0.02     $     0.01     $     0.03
                                                 ==========     ==========     ==========



         (b) Description of Business:

                  RIT was incorporated in New York on April 1, 1993 and is in the business of leasing new and pre-owned vehicles with terms generally ranging from twelve to sixty months. RIT markets its leasing services through its dealer network and through advertising. The sources of RIT's vehicles for lease are predominantly automobile dealers in the Eastern region of the United States. RIT also leases and finances commercial industrial equipment such as computers, airplanes, boats and construction equipment.

         (c) Principles of Consolidation:

                  The accompanying balance sheet as of December 31, 1999 includes the accounts of Royal and its wholly owned subsidiary, RIT. The statement of income for the year ended December 31, 1999 includes the results of operations of RIT for the full year and Royal from July 15, 1999 (Date of acquisition) to December 31, 1999. The accompanying balance sheet as of September 30, 2000 and for the nine months then ended include the accounts of Royal and RIT. The statement of income for the nine months ended September 30, 1999 includes the accounts of RIT for the nine month period and Royal from July 15, 1999. All other periods presented include only the accounts of RIT.

         (d) Classification of Leases and Revenue Recognition:

                  Leases are either classified as "direct financing" or "operating", pursuant to the provisions of Statement of Financial Accounting Standards Board Statement No. 13, as amended - "Accounting for Leases".

                  (i) Direct Financing Leases:

         Includes all leases containing open-end lessee purchase options and/or bargain purchase options. Open-end lessee purchase options require each lessee upon termination to either purchase the related vehicle for the stated purchase option price or, if returned, to be responsible for any deficiency between the stated option price and the eventual price realized by the Company upon the vehicles disposition. Direct financing leases also include certain leases containing closed-end lessee options whereby the Company expects the lessee to purchase (although not a require-ment) the vehicle for the stated option price. The majority of these leases are situations where large capital cost reductions were made and/or purchase option prices are well below the anticipated value of the related vehicle.

         The Company finances its vehicles purchases through several financial institutions. A security interest is granted to the financial institutions both in the lease and the underlying leased asset as collateral for the loans. If the leasee does not exercise the purchase option at the end of the lease, or in the case of default, the Company takes possession of the underlying leased asset and either sells or releases it and remits to the financial institution the outstanding loan balance.

         The net investment in direct financing leases includes all future lease payments, the purchase options and the unamortized portion of initial direct lease costs, net of unearned income. Revenue under the direct financing leases is accounted for by recognizing the excess of aggregate rentals receivable and lessee purchase options over the cost of the leased vehicles during the term of the lease using the interest method which produces a constant periodic rate of return on the net investment in the lease.

                  (ii) Operating Leases:

         Operating leases consist of vehicles, which do not meet the direct financing lease criteria. The majority of which are closed-end leases, which may or may not contain lessee purchase options. Vehicles leased under operating leases are stated at cost, less accumulated depreciation. Depreciation is computed on the straight-line basis over the terms of the leases up to the vehicles estimated residual values at the expiration of the lease periods. Rentals from operating leases are recognized as revenue over the life of the lease on the straight-line basis and expenses are charged against such revenues as incurred. Initial lessee capital cost reduction payments are amortized on a straight-line basis consistent with depreciation periods and initial direct costs are included as a component of the vehicles held and are amortized on a straight-line basis over the lives of the related leases. All operating leases in force as of December 31, 1997 expired during 1998, therefore the Company had no operating leases subsequent to 1998.

         (e) Vehicles Held for Sale or Re-lease:

                  Vehicles which are not purchased by the leasees at the end of the lease and those, which have been repossessed due to leasee default, are held at either a used car facility owned by a related entity or at dealers throughout the country. The Company has valued the vehicles based on remaining lease value at the date such vehicles came off lease.

                  The aforementioned related entity is affiliated to the Company through common ownership and control. Fees or commissions are not paid to this affiliate for the sale of vehicles, however, the Company does pay the affiliate's operating costs. Such cost were immaterial for all periods presented.

                  Below is a summary of Company owned vehicles sold by the affiliate:

                                                                     Remaining
                                     Number                         Lease Value
                                       of                             at Time
                                    Vehicles       Selling         Vehicle Came
               Period                 Sold          Price            of Lease         Gain (Loss)
         ------------------         --------       --------        ------------       ----------
                1998                   13          $181,907          $191,280           ($9,373)
                                       ==          ========          ========            ======


                1999                    4          $ 39,271          $ 37,639            $1,632
                                       ==          ========          ========            ======


         Nine months Ended
         September 30, 1999             3          $ 32,271          $ 32,526            $ 255
                                       ==          ========          ========            ======


         Nine months ended
         September 30, 2000             3          $ 44,535          $ 43,250            $1,285
                                       ==          ========          ========            ======


         (f) Furniture and Equipment:

                  Depreciation of furniture and equipment are recorded at cost and computed on the straight-line method over the estimated useful lives of the related assets. Expenditures for repairs and maintenance are charged to income as incurred.

         (g) Financial Statement Presentation:

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures accordingly, actual results could differ from those estimates.

         (h) Per Share Data:

                  Net income per share was computed by the weighted average number of shares outstanding during each period.

         (i) Concentration of Credit Risk:

                  The Company places its cash at various banking institutions. At times such amounts may be in excess of the FDIC insurance limit. Concentrations of credit risk with respect to investment in direct finance leases during 1999 and 1998 are limited due to the large number of leasees comprising the Company's leasee base. Management continually reviews its lease credit risk and has adequately allowed for potential losses. No leasee accounted for more than 10% of revenues in all periods presented.

         (j) Interim Financial Data (Unaudited)

                  The unaudited financial information as of September 30, 2000 and for the nine months ended September 30, 2000 and 1999 has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

NOTE 2 - NET INVESTMENT IN DIRECT FINANCING LEASES.

                  The net investment in direct financing leases consists of the following:

                                              September 30          December 31,
                                             ------------   ---------------------------
                                                  2000           1999          1998
                                             ------------   ------------   ------------
                                              (Unaudited)
Total minimum lease payments to be received  $ 28,434,078   $ 28,943,337   $ 12,981,102
Estimated residual value of leased property     6,648,136      6,354,828      4,031,623
Deferred initial direct lease costs
  (less accumulated amortization)                 949,081        751,503        290,818
Allowance for uncollectable payments             (484,198)      (328,198)      (229,312)
                                             ------------   ------------   ------------

                                               35,547,097     35,721,470     17,074,231
Less:  Unearned income                          8,242,327      8,659,553      3,782,337
                                             ------------   ------------   ------------

Net investment in direct financing leases      27,304,770     27,061,917     13,291,894

Less: current portion                           6,247,722      7,712,004      5,162,719
                                             ------------   ------------   ------------

Non current portion                          $ 21,057,048   $ 19,349,913   $  8,129,175
                                             ============   ============   ============

                  The minimum lease payments including the estimated residual value to be received as of September 30, 2000 for each of the next five
         (5) years are:


                  Years Ending
                  September 30,
                  -------------

                      2001                                 $ 7,887,000
                      2002                                   9,531,000
                      2003                                   7,189,000
                      2004                                   4,666,000
                      2005                                   1,812,000
                   Thereafter                                3,997,000
                                                           -----------
                                                           $35,082,000
                                                           ===========

                  The allowance for uncollectable payments is summarized as follows:


                                            September 30,     December 31,
                                            ------------ ----------------------
                                                2000        1999         1998
                                              --------   ---------    ---------
                                             (Unaudited)
Balance at the beginning of year              $328,198   $ 229,312    $    --
Provision for uncollectable payments           156,000     181,356      286,640
Write-off of uncollectable payments               --       (82,470)     (57,328)
                                              --------   ---------    ---------

Balance at the end of year                    $484,198   $ 328,198    $ 229,312
                                              ========   =========    =========

NOTE 3 - FURNITURE AND EQUIPMENT.

                  Furniture and equipment consist of the following:


                                            September 30,       December 31,
                                            ------------   ---------------------
                                                2000         1999         1998
                                              --------     --------     --------
                                             Unaudited)

Furniture and equipment                       $193,035     $193,035     $159,000
Less: Accumulated depreciation                 100,832       80,582       61,854
                                              --------     --------     --------
Net furniture and equipment                   $ 92,203     $112,453     $ 97,146
                                              ========     ========     ========

Depreciation charged to operations            $ 20,250     $ 18,728     $ 15,900
                                              ========     ========     ========

NOTE 4 - LOANS PAYABLE.

                  The Company has lines of credit with several financial institutions exclusively for the financing of leased vehicles. One of the financial institutions limits the Company's borrowings to $10,000,000. Borrowings from this financial institution aggregated
         approximately $        at September 30, 2000. The lines of credit with
         the other financial institutions have no credit limits. The obligations are secured by the leases and the underlying leased property and are payable monthly with interest ranging from 8% to 14% per annum. Borrowings under the lines of credit are personally guaranteed by the Company's president.

                  Following are maturities of loans payable as of September 30, 2000 for each of the next five (5) years:


                  Years Ending
                  September 30,
                  -------------

                      2001                                 $ 5,770,000
                      2002                                   7,125,000
                      2003                                   6,097,000
                      2004                                   4,060,000
                      2005                                   1,538,000
                   Thereafter                                3,020,000
                                                           -----------

                                                           $27,610,000
                                                           ===========

NOTE 5 - DEFERRED TAXES.

                  During the initial years of the leases, the Company receives the benefit for income tax purposes of deductions for depreciation on the vehicles, and interest on the debt that in the aggregate exceed the rental income from the related leases. During the later years rental income will exceed related deductions. Provision has been made for the deferred income taxes that arise from these timing differences using the deferred method.

                  The components of the provision for income taxes are as follows:

                                         For the Nine Months Ended    For the Years Ended
                                                September 30,              December 31,
                                         -------------------------   --------------------
                                             2000          1999         1999        1998
                                           --------     --------     --------     -------
                                          (Unaudited)  (Unaudited)
         Currently payable:
           Federal                         $   --       $   --       $   --       $  --
           State and local                    5,000        4,000        3,000       2,000
                                           --------     --------     --------     -------
                                              5,000        4,000        3,000       2,000
                                           --------     --------     --------     -------

         Deferred:
           Federal                           40,000      167,000      100,000      42,000
           State and local                   15,000       65,000       40,000      10,000
                                           --------     --------     --------     -------
                                             55,000      232,000      140,000      52,000
                                           --------     --------     --------     -------

         Total provision
           for income taxes                $ 60,000     $236,000     $143,000     $54,000
                                           ========     ========     ========     =======


                  The net deferred tax liability consists of the following temporary differences:

                                                   September 30,        December 31,
                                                   -----------   -----------------------
                                                       2000          1999         1998
                                                   -----------   -----------   ---------
                                                   (Unaudited)
         Net investment in financing leases        ($1,554,000)  ($1,433,000)  ($853,000)
         Net operating loss carryforward               790,000       700,000     275,000
         Other                                           3,000        27,000      17,000
                                                   -----------   -----------   ---------

         Total                                     ($  761,000)  ($  706,000)  ($561,000)
                                                   ===========   ===========   =========

                  The difference between income taxes computed using the statutory federal income tax rate and the rate shown in the financial statements is summarized as follows:

                                                 For the Nine Months Ended                        For the Years Ended
                                                        September 30,                                  December 31,
                                         -------------------------------------------   -------------------------------------------
                                            2000          %       1999           %       1999            %        1998          %
                                         -------------------   ---------------------   ---------------------   -------------------
                                          (Unaudited)            (Unaudited)
Income before provision for taxes        $ 136,616             $ 581,000               $ 367,533               $ 144,812
                                         ---------             ---------               ---------               ---------

Computed tax provision at statutory rate    46,000      34.0     198,000        34.0     125,000        34.0      49,000      34.0

State tax provision, net of
  federal tax effect                         7,000       5.1      24,000         4.1      15,000         4.1       7,000       4.8

Other, net                                   7,000       5.1      14,000         2.4       3,000         0.8      (2,000)     (1.5)
                                         ---------      ----   ---------        ----   ---------        ----   ---------      ----

                                         $  60,000      44.2   $ 236,000        40.5   $ 143,000        38.9   $  54,000      37.3
                                         =========      ====   =========        ====   =========        ====   =========      ====

                           The net operating loss carryforwards at December 31,
                  1999 expire as follows:


                  Year Ending
                  December 31,
                  ------------

                      2009             $   10,000
                      2011                180,000
                      2013                497,000
                      2014              1,062,000
                      ----              ---------

                                       $1,749,000
                                       ==========



NOTE 6 - CAPITAL STOCK.

         Stock Issued for Cash:

                  During the year ended December 31, 1999, the Company sold 67,200 shares of its common stock for $16,783.

                  On October 5, 1999, Royal offered 600,000 shares of its common stock at a price of $1.00 per share pursuant to a confidential private offering memorandum, m the ("Offering"). The offering period, as extended, ends on June 30, 2000. No shares were sold from October 5, 1999 through December 31,1999. During the period from January 1, 2000 through June 30, 2000 the Company sold 200,000 shares for $164,820, net of offering costs.

NOTE 7 - RELATED PARTY TRANSACTIONS.

         (a) Leases:

                  The Company leases space on a month to month basis from an entity, which is owned by the Company's president. Minimum annual rental payments are currently $120,000 per annum, plus escalations and real estate taxes. Rent expense for the years ended December 31, 1999 and 1998 was $175,569 and $117,598, respectively. Rent expense including real estate taxes for the nine months ended September 30, 2000 and 1999 was $103,875 and $89,850, respectively.

         (b) Due from related party:

                  At September 30, 2000, a corporation owned by the Company's President was indebted to the Company in the amount of $577,837. The amount is due on demand, bears interest at 9% and is collateralized by a security interest in the corporation's assets. The obligation is also guaranteed by the Company's President, who has further secured the loan with his shares of common stock of the Company. Accordingly, such amount has been reflected as a reduction of stockholders' equity in the accompanying consolidated balance sheets.

                                    SIGNATURE

           In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf the undersigned thereto duly authorized.


Dated: January 12, 2001



                                            Royal Acceptance Corporation.



                                            By: /s/ Richard Toporek
                                                --------------------------------
                                                Name:   Richard Toporek
                                                Title:  President